

Mail Stop 7010

January 15, 2010

By U.S. Mail and Facsimile

Mr. Li Chengcheng
Chief Financial Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re:** **China Architectural Engineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **File No. 001-33709**

Dear Mr. Chengcheng:

We issued comments to you on the above captioned filings on June 26, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by February 1, 2010 addressing these outstanding comments.

If you do not respond to the outstanding comments by February 1, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela Long, Assistant Director, at (202) 551-3765, if you have any questions regarding comments on legal matters.  If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant